CYBIN INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
    AND
MANAGEMENT INFORMATION CIRCULAR

July 13, 2022

CYBIN INC.
(the “Corporation”)
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
NOTICE IS HEREBY GIVEN that an annual meeting (the “Meeting”) of the holders (collectively, the “Shareholders” or individually, a “Shareholder”) of the common shares in the capital of the Corporation (the “Common Shares”) will be held on August 15, 2022 at the hour of 10:00 a.m. (Toronto time). The Meeting will be held in a virtual meeting format only via live webcast online at https://web.lumiagm.com/282986370 for the following purposes:
1.to receive the audited financial statements of the Corporation for the financial year ended March 31, 2022, together with the report of the auditor thereon;
2.to appoint Zeifmans LLP as auditor of the Corporation for the ensuing year and to authorize the directors of the Corporation to fix its remuneration;
3.to elect the directors of the Corporation; and
4.to transact such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

Accompanying this Notice of Annual Meeting of Shareholders is the management information circular (the “Circular”), a form of proxy for Shareholders and a copy of the audited financial statements of the Corporation for the financial year ended March 31, 2022, together with the report of the auditor thereon.

To mitigate risks to the health and safety of our communities, Shareholders, employees and other stakeholders due to the COVID-19 pandemic, , the Meeting will be held in a virtual meeting format only via live webcast online at https://web.lumiagm.com/282986370 password: “cybin2022” (case sensitive). Shareholders and duly appointed proxyholders will be able to attend the Meeting (virtually), submit questions and vote by online ballot, provided they are connected to the internet and follow the instructions in the Circular.

A Shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must deposit his, her or its duly executed form of proxy with the Corporation’s transfer agent and registrar, Odyssey Trust  Company, (a) by mail at Attn: Proxy Department, 67 Yonge St., Suite 702, Toronto ON M5E 1J8, or (b) by voting online at https://login.odysseytrust.com/pxlogin, clicking on vote and entering their 12 digit control number by no later than 10:00 a.m. (Toronto time) on Thursday, August 11, 2022 or if the Meeting is adjourned, not less than 24 hours (excluding Saturdays, Sundays and holidays) before the time set for any reconvened meeting at which the proxy is to be used.

Shareholders who wish to appoint a person other than the management nominees identified in the form of proxy must carefully follow the instructions in the Circular and on their form of proxy. These instructions include the additional step of registering the proxyholder with the Corporation’s transfer agent, Odyssey Trust Company, after submitting the form of proxy. If you wish that a person other than the management nominees identified on the form of proxy attend and participate at the Meeting as your proxy and vote your Common Shares, you MUST register the proxyholder after having submitted your form of proxy identifying such proxyholder. Failure to register the proxyholder with our transfer agent will result in the proxyholder not receiving login credentials to participate in the Meeting and will not be able to attend or vote at the Meeting.

The record date for the purposes of determining the Shareholders entitled to receive notice of and to vote at the Meeting and any adjournment(s) or postponement(s) is the close of business on July 11, 2022 (the “Record Date”). The Shareholders of record as of the close of business on the Record Date will be entitled to receive this Notice of the Annual Meeting of Shareholders and the accompanying Circular and to (virtually) attend and vote at the Meeting and any adjournment(s) or postponement(s) thereof.

DATED at Toronto, Ontario this 13th day of July, 2022.

BY ORDER OF THE BOARD

“Eric So”
Eric So
Director and President

CYBIN INC.
MANAGEMENT INFORMATION CIRCULAR
SOLICITATION OF PROXIES
This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Cybin Inc. (the “Corporation”) for use at the annual meeting (the “Meeting”) of holders (collectively, the “Shareholders” or individually, a “Shareholder”) of common shares in the capital of the Corporation (the “Common Shares”). To mitigate risks to the health and safety of our communities, Shareholders, employees and other stakeholders due to the COVID-19 pandemic,, the Meeting will be held in a virtual meeting format only via live webcast online at https://web.lumiagm.com/282986370, password: “cybin2022” (case sensitive). This Circular and the attached Notice of Annual Meeting of Shareholders (the “Notice”) describes the item to be voted on at the Meeting as well as the voting process and other relevant matters.
The solicitation of proxies will primarily be made by sending proxy materials to the Shareholders by mail, but proxies may also be solicited personally or by telephone by regular employees of the Corporation. The cost of solicitation will be borne by the Corporation. Except as otherwise stated, the information contained herein is given as of July 13, 2022.
Except as noted below, the Corporation has distributed or made available for distribution, copies of the Notice, Circular and form of proxy or voting instruction form (if applicable) (collectively, the “Meeting Materials”) to clearing agencies, securities dealers, banks and trust companies or their nominees (collectively, the “Intermediaries” and each, an “Intermediary”) for distribution to Beneficial Shareholders (as defined below) whose Common Shares are held by or in custody of such Intermediaries. Such Intermediaries are required to forward such documents to Beneficial Shareholders unless a Beneficial Shareholder has waived the right to receive them. The Corporation has elected to pay for the delivery of the Meeting Materials to objecting Beneficial Shareholders by the Intermediaries. The Corporation is sending proxy-related materials directly to non-objecting Beneficial Shareholders, through the services of its transfer agent and registrar, Odyssey Trust Company. The solicitation of proxies from Beneficial Shareholders will be carried out by the Intermediaries or by the Corporation if the names and addresses of the Beneficial Shareholders are provided by Intermediaries. The Corporation will pay the permitted fees and costs of Intermediaries incurred in connection with the distribution of the Meeting Materials. The Corporation is not relying on the notice-and-access provisions of securities laws for delivery of the Meeting Materials to registered Shareholders or Beneficial Shareholders.
VOTING AT THE MEETING
Registered Shareholders may vote at the Meeting by completing a ballot online during the Meeting, as further described below. See “How Do I Attend and Participate at the Meeting?”
APPOINTMENT AND REVOCATION OF PROXIES
A registered Shareholder can vote by proxy whether or not they attend the Meeting. The persons named in the enclosed form of proxy are officers and/or directors of the Corporation. A registered Shareholder desiring to appoint some other person (who need not be a Shareholder) to represent him, her or it at the Meeting may do so either by inserting such person’s name in the blank space provided in the applicable form of proxy or by completing another proper form of proxy. In either case, a registered Shareholder can vote by proxy by delivering the completed proxy to the Corporation’s transfer agent and registrar, Odyssey Trust  Company, (a) by mail to Attn: Proxy Department, 67 Yonge St., Suite 702, Toronto ON M5E 1J8 in the prepaid addressed envelope provided for that purpose, or (b) by voting online at https://web.lumiagm.com/282986370 clicking on vote and entering their 12 digit control number so as to arrive by no later than 10:00 a.m. (Toronto time) on Thursday, August 11, 2022, or if the Meeting is adjourned, not less than 24 hours (excluding Saturdays, Sundays and holidays) before the time set for any reconvened meeting at which the proxy is to be used.

If you wish that a person other than the management nominees identified on the proxy attend and participate at the Meeting as your proxy and vote your Common Shares, you must submit your proxy appointing such third party proxyholder AND complete the additional step of registering the proxyholder by emailing Odyssey Trust Company at appointee@odysseytrust.com by no later than 10:00 a.m. (Toronto time) on Thursday, August 11, 2022, or if the Meeting is adjourned, not less than 24 hours (excluding Saturdays, Sundays and holidays) before the time set for any reconvened meeting at which the proxy is to be used, and provide Odyssey Trust Company with the required proxyholder contact information, amount of Common Shares appointed, name in which the Common Shares are registered, so that Odyssey Trust Company may provide the proxyholder with a Username via email. Failure to register the proxyholder with Odyssey Trust Company will result in the proxyholder not receiving login credentials to participate in the Meeting and not being able to attend, participate or vote at the Meeting.
A Shareholder has the right to revoke a proxy that has been submitted. To revoke a proxy, the Shareholder may deliver a written notice to the registered office of the Corporation at any time up to and including the last business day before the Meeting or any adjournment of the Meeting. The proxy may also be revoked on the day of the Meeting or any adjournment of the Meeting by delivering written notice to the chair of the Meeting. In addition, the proxy may be revoked by any other method permitted by law. The written notice of revocation may be executed by the Shareholder or by an attorney who has the Shareholder’s written authorization. If the Shareholder is a corporation, the written notice must be executed by its duly authorized officer or attorney.
EXERCISE OF DISCRETION BY PROXIES
The persons named in the accompanying form of proxy will vote the Common Shares in respect of which they are appointed in accordance with the direction of the Shareholders appointing them. In the absence of such direction, such Common Shares will be voted in favour of the passing of the matters set out in the Notice. The form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice and with respect to other matters which may properly come before the Meeting or any adjournment thereof. At the time of the printing of this Circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice. However, if any other matters which at present are not known to the management of the Corporation should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.
Legal Proxy – US Beneficial Shareholders
If you are a beneficial shareholder located in the United States and wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above and below under "How do I attend and participate at the Meeting?", you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Odyssey Trust Company. Requests for registration from Beneficial Shareholders located in the United States that wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as their proxyholder must be sent by e-mail to appointee@odysseytrust.com and received by 10:00 a.m. (Eastern Time) on Thursday, August 11, 2022.

HOW DO I ATTEND AND PARTICIPATE AT THE MEETING?

The Corporation is holding the Meeting as a completely virtual meeting, which will be conducted via live webcast. Shareholders will not be able to attend the Meeting in person. In order to attend, participate or vote at the Meeting (including for voting and asking questions at the Meeting), Shareholders must have a valid Username.

Registered Shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://web.lumiagm.com/282986370. Such persons may then enter the Meeting by clicking “I have a login” and entering a Username and Password before the start of the Meeting:

•Registered Shareholders: The control number located on the form of proxy (or in the email notification you received) is the Username. The Password to the Meeting is “cybin2022” (case sensitive). If you are using your control number to login to the Meeting and you have previously voted, you do not need to vote again when the polls open. By voting at the Meeting, you will revoke your previous voting instructions received prior to voting cut-off.

•Duly appointed proxyholders: Odyssey Trust Company will provide the proxyholder with a Username by e-mail after the voting deadline has passed. The Password to the Meeting is “cybin2022” (case sensitive). Registered Shareholders and duly appointed proxyholders will be entitled to attend, participate and vote at the Meeting. Shareholders who wish to appoint a third party proxyholder to represent them at the Meeting MUST submit their duly completed proxy AND register the proxyholder. See “Appointment and Revocation of Proxies”.
ADVICE TO BENEFICIAL SHAREHOLDERS
Shareholders should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares, or non-objecting beneficial owners whose names has been provided to the Corporation’s registrar and transfer agent, can be recognized and acted upon at the Meeting. The information set forth in this section is therefore of significant importance to a substantial number of Shareholders who do not hold their Common Shares in their own name (the “Beneficial Shareholders”). If Common Shares are listed in an account statement provided to a Shareholder by an Intermediary, then in almost all cases those Common Shares will not be registered in such Shareholder’s name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the Shareholder’s Intermediary or an agent of that Intermediary. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co., as nominee for CDS Clearing and Depository Services Inc., which acts as a depository for many Canadian Intermediaries. Common Shares held by Intermediaries or their nominees can only be voted for or against resolutions upon the instructions of the Beneficial Shareholder. Without specific instructions, Intermediaries are prohibited from voting Common Shares for their clients.
Applicable regulatory policy requires Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its Intermediary is identical to the form of proxy provided by the Corporation to the Intermediaries. However, its purpose is limited to instructing the Intermediary how to vote on behalf of the Beneficial Shareholder. The majority of Intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically mails the voting instruction forms or proxy forms to the Beneficial Shareholders and asks the Beneficial Shareholders to return the voting instruction forms or proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy or voting instruction form from Broadridge cannot use that proxy to vote Common Shares directly at the Meeting - the proxy must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their Intermediary, a Beneficial Shareholder may attend the Meeting as proxyholder for the Intermediary and vote their Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their own Common Shares as proxyholder for the Intermediary should enter their own names in the blank space on the management form of proxy or voting instruction form provided to them and return the same to their Intermediary (or the agent of such Intermediary) in accordance with the instructions provided by such Intermediary or agent well in advance of the Meeting. Beneficial Shareholders should carefully follow the instructions of their Intermediaries and their service companies.
All references to shareholders in this Circular and the accompanying form of proxy and Notice are to Shareholders of record unless specifically stated otherwise.
NOTE TO NON-OBJECTING BENEFICIAL OWNERS
The Meeting Materials are being sent to both registered and Beneficial Shareholders. If you are a Beneficial Shareholder, and the Corporation or its transfer agent and registrar, Odyssey Trust Company, has sent the Meeting Materials directly to you, your name and address and information about your holdings of Common Shares, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send the Meeting Materials to you directly, the Corporation (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering the Meeting Materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.
VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF
The Corporation has fixed the close of business on July 11, 2022 as the record date (the “Record Date”) for the purposes of determining Shareholders entitled to receive the Notice and vote at the Meeting. As at the Record Date, 166,120,171 Common Shares carrying the right to one vote per share at the Meeting were issued and outstanding.
In accordance with the provisions of the Business Corporation Act (Ontario), the Corporation will prepare a list of the holders of Common Shares on the Record Date. Each holder of Common Shares named on the list will be entitled to vote the Common Shares shown opposite his, her or its name on the list at the Meeting.
To the knowledge of the directors and executive officers of the Corporation, as at the date of this Circular, no persons beneficially own, or control or direct, directly or indirectly, voting securities of the Corporation carrying 10% or more of the voting rights attached to the Common Shares.
All amounts in this Circular are expressed in Canadian dollars unless otherwise noted.
REVERSE TAKEOVER TRANSACTION
The Corporation was incorporated under the Business Corporations Act (British Columbia) (the “BCBCA”) on October 13, 2016 as “Clarmin Explorations Inc.” The Common Shares commenced trading on the TSX Venture Exchange (the “TSXV”) on January 8, 2018. Trading of the Common Shares was halted on June 29, 2020 in connection with the announcement of the Transaction (as defined below).

On November 5, 2020, Cybin Corp. (“Privateco”) amalgamated with 2762898 Ontario Inc. (“Subco”) and the Corporation acquired all of the issued and outstanding common shares in the capital of Privateco (“Privateco Shares”) in exchange for Common Shares on the basis of one Common Share for every one Privateco Share then issued and outstanding. The amalgamation resulted in the reverse take-over of the Corporation by Privateco (the “Transaction”). In connection with and immediately prior to the Transaction, the Corporation filed articles of continuance to: (i) continue from the BCBCA to the Business Corporations Act (Ontario) (the “OBCA”); and (ii) change its name from “Clarmin Explorations Inc.” to “Cybin Inc.” Effective November 9, 2020, the Common Shares were delisted from trading on the

TSXV. On November 10, 2020, the Common Shares began trading on the Neo Exchange Inc. (the “Exchange” or the “NEO”).

EXECUTIVE COMPENSATION
Compensation Discussion and Analysis
Overview
The general objectives of the Corporation’s compensation strategy are to: (a) compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long-term shareholder value; (b) align management’s interests with the long-term interests of shareholders; and (c) attract and retain highly qualified executive officers.
Management Contracts
The following is a description of the management contracts for the Named Executive Officers (as defined below):
Douglas Drysdale
Douglas Drysdale currently receives a base salary of US$500,000 per annum for his services as Chief Executive Officer of the Corporation. He has entered into an employment agreement (the “CEO Employment Agreement”) with the Corporation which is for an indefinite term and includes provisions relating to, among other things, base salary, eligibility for benefits, an annual performance bonus and equity awards. As per the CEO Employment Agreement, Mr. Drysdale is eligible to be considered for an annual performance bonus, currently for up to 65% of Mr. Drysdale’s base salary and shall be based on criteria established by the Board and the Compensation Committee.
In the event that the CEO Employment Agreement is terminated without cause, the Corporation will pay to Mr. Drysdale a cash severance payment equal to six months base salary. Mr. Drysdale may terminate the CEO Employment Agreement by providing 30 days’ written notice to the Corporation. Assuming termination without cause occurred on the date of this circular , the estimated severance payment to Mr. Drysdale would have been approximately US$250,000.
Greg Cavers, Eric So, and Paul Glavine
The following Named Executive Officers (as defined herein), serving in the following capacities, currently receive the following annual salaries:
1.Greg Cavers currently receives $250,000 per annum for his services as Chief Financial Officer of the Corporation;
2.Eric So currently receives $480,000 per annum for his services as President of the Corporation; and
3.Paul Glavine currently receives $480,000 per annum for his services as Chief Growth Officer of the Corporation.
Each of such Named Executive Officers has entered into an agreement with the Corporation which is for an indefinite term and includes standard provisions relating to, among other things, base salary, eligibility for employee benefits, equity awards and confidentiality and intellectual property rights.
Mr. Cavers employment agreement provides that the Corporation may terminate his employment without cause provided, however, that if the Corporation terminates his employment without cause, the

Corporation will provide Mr. Cavers with three months’ notice of termination (or pay in lieu), plus an additional one months’ notice (or pay in lieu) for each year of completed service with the Corporation.
Mr. So, and Mr. Glavine’ consulting agreements provide that their respective agreements may be terminated on 24 months’ notice and upon payment of all accrued fees and other fees that would be due during such 24 month period.
The agreements do not contain severance or change of control provisions.
John Kanakis
John Kanakis was the Chief Business Officer of the Corporation until his resignation on November 4, 2021. Prior to his resignation, Mr. Kanakis received $480,000 per annum for his services as Chief Business Officer of the Corporation. Mr. Kanakis continues to provide consulting services to the Corporation through his consulting business. In consideration for those consulting services, Mr. Kanakis’ consulting business is paid $40,000 per month. The consulting agreement provides that the agreement may be terminated on 24 months’ notice and upon payment of all accrued fees and other fees that would be due during such 24 month period.
Elements of Compensation
The compensation of Named Executive Officers (as such term is defined below) is comprised of the following elements: (a) base salary; and (b) long-term equity incentives, consisting of Awards (as such term is defined below) granted under the Corporation’s equity incentive plan (the “Equity Incentive Plan”). These principal elements of compensation are described in further detail below.
1.    Base Salary
Each Named Executive Officer (as such term is defined below) receives a base salary, which constitutes a significant portion of the Named Executive Officer’s compensation package. Base salary is provided in recognition for discharging day-to-day duties and responsibilities and reflects the Named Executive Officer’s performance over time, as well as that individual’s particular experience and qualifications. A Named Executive Officer’s base salary is reviewed by the board of directors of the Corporation (the “Board”) or the Compensation Committee on an annual basis and may be adjusted to take into account performance contributions for the year and to reflect sustained performance contributions over a number of years. At the discretion of the Board or the Compensation Committee, each of the Named Executive Officers is eligible to receive performance bonuses, which are contingent on the Named Executive Officer achieving certain performance objectives set annually by the Compensation Committee.
2.    Equity Incentive Plan
On August 13, 2020, the Corporation received Shareholder approval of the Equity Incentive Plan and on November 5, 2020, it was adopted by the Board. On August 16, 2021, certain amended to the Equity Incentive Plan were approved to better align the Equity Incentive Plan with policies of the Exchange. The Equity Incentive Plan permits the granting of (i) stock options (“Non-Qualified Stock Options”) and incentive stock options (“Incentive Stock Options” and, collectively with the Qualified Stock Options, the “Options”), (ii) stock appreciation rights (“SARs”), (iii) restricted share awards (“Restricted Shares”), (iv) restricted share units (“RSUs”), (v) performance awards (“Performance Awards”), (vi) dividend equivalents (“Dividend Equivalents”) and (vii) other share based awards (“Other-Share Based Awards”) (collectively, the “Awards”). Awards are granted by either the Board or the compensation committee of the Board (the “Compensation Committee”).
The Equity Incentive Plan is intended to promote the interests of the Corporation and its Shareholders by aiding the Corporation in attracting and retaining employees, officers, consultants, advisors and non-employee directors capable of assuring the future success of the Corporation, to offer such persons incentives to put forth maximum efforts for the success of the Corporation’s business and to compensate such persons through various share and cash-based arrangements and provide them with opportunities for share ownership in the Corporation, thereby aligning the interests of such persons with the Shareholders.

Shares Subject to the Equity Incentive Plan

The Equity Incentive Plan is a rolling plan which, subject to the adjustment provisions provided for therein (including a subdivision or consolidation of Common Shares), provides that the aggregate maximum number of Common Shares that may be issued under all Awards under the Equity Incentive Plan shall not exceed 20% of the Corporation’s issued and outstanding Common Shares from time to time, such number being 33,224,034 as at the date of this Circular. Notwithstanding the foregoing, the aggregate number of Common Shares that may be issued pursuant to awards of Incentive Stock Options shall not exceed 22,266,002.
The Equity Incentive Plan is considered an “evergreen” plan, since the Common Shares covered by Awards which have been exercised, settled or terminated shall be available for subsequent grants under the Equity Incentive Plan and the number of Awards available to grant increases as the number of issued and outstanding Common Shares increases.
As at the date of this Circular, a total of 29,261,252 Common Shares are issuable pursuant to Options granted under the Equity Incentive Plan, representing approximately 17.6% of the Corporation’s issued and outstanding Common Shares. An aggregate of 3,962,782 Common Shares (plus any Awards forfeited or cancelled) are available for issuance under the Equity Incentive Plan, representing approximately 2.4% of the Corporation’s issued and outstanding Common Shares as at the date of this Circular. As of the date of this Circular, a total of 9,179,900 Common Shares are issuable pursuant to Incentive Stock Options granted under the Equity Incentive Plan.
Eligibility
Any of the Corporation’s employees, officers, consultants, advisors and non-employee directors or any affiliate or person to whom an offer of employment or engagement with the Corporation is extended, are eligible to participate in the Equity Incentive Plan (the “Participants”). The basis of participation of an individual under the Equity Incentive Plan, and the type and amount of any Award that an individual will be entitled to receive under the Equity Incentive Plan, will be determined by the Compensation Committee based on its judgment as to the best interests of the Corporation and its Shareholders, and therefore cannot be determined in advance.
If a Participant ceases to be an Eligible Person for any reason, whether for cause or otherwise, the Participant may, within 90 days following the date on which it ceased to be an Eligible Person, an investor relations person or holder of Incentive Stock Options, exercise any Option that was exercisable on the date the Participant ceased to be an Eligible Person. The Compensation Committee may extend such 90 day period subject to obtaining any approval required by the Exchange and subject to a maximum extension to the original expiry date of such Options. Any Option that was not exercisable on the date the Participant ceased to be an Eligible Person will be deemed to expire on such date, unless extended pursuant to the Equity Incentive Plan. Any Option that was exercisable on the date the Participant ceased to be an Eligible Person will be deemed to expire immediately following the 90 day period unless extended pursuant to the Equity Incentive Plan.
Administration of the Equity Incentive Plan
The Equity Incentive Plan shall be administered by the Compensation Committee. The Compensation Committee shall have full power and authority to designate Participant, the time or times at which awards may be granted, the conditions under which awards may be granted or forfeited to the Corporation, the number of Common Shares to be covered by any award, the exercise price of any award, whether restrictions or limitations are to be imposed on the Common Shares issuable pursuant to grants of any award, and the nature of any such restrictions or limitations, any acceleration of exercisability or vesting, or waiver of termination regarding any award, based on such factors as the Compensation Committee may determine.
In addition, the Compensation Committee interprets the Equity Incentive Plan and may adopt guidelines and other rules and regulations relating to the Equity Incentive Plan, and make all other determinations and take all other actions necessary or advisable for the implementation and administration of the Equity Incentive Plan.
Types of Awards
Options
Under the terms of the Equity Incentive Plan, unless the Compensation Committee determines otherwise in the case of an Option substituted for another Option in connection with a corporate transaction, the exercise price of the Options may not be lower than the greater of the closing market price of the Common Shares on the NEO on (a) the trading day prior to the date of grant of the Options and (b) the date of grant of the Options. Options granted under the Equity Incentive Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the Compensation Committee and specified in the applicable award agreement. The maximum term of an Option granted under the Equity Incentive Plan will be ten years from the date of grant. Payment in respect of the exercise of an Option may not be made, in whole or in part, with a promissory note.
Unless otherwise specified by the Compensation Committee the time of granting an Option and set forth in the particular Award Agreement, an exercise notice must be accompanied by payment of the exercise price. A participant may, in lieu of exercising an Option pursuant to an exercise notice, elect to surrender such Option to the Corporation (a “Cashless Exercise”) in consideration for an amount from the Corporation equal to (i) the Fair Market Value (as defined in the Equity Incentive Plan) of the Common Shares issuable on the exercise of such Option (or portion thereof) as of the date such Option (or portion thereof) is exercised, less (ii) the aggregate exercise price of the Option (or portion thereof) surrendered relating to such Common Shares (the “In-the-Money Amount”) by written notice to the Corporation indicating the number of Options such participant wishes to exercise using the Cashless Exercise, and such other information that the Corporation may require. Subject to the provisions of the Equity Incentive Plan, the Corporation will satisfy payment of the In-the-Money Amount by delivering to the participant such number of Common Shares having a fair market value equal to the In-the-Money Amount.
Restricted Shares and RSUs
Awards of Restricted Shares and RSUs shall be subject to such restrictions as the Compensation Committee may impose (including, without limitation, any limitation on the right to vote or the right to receive any dividend or other right or property with respect thereto), which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise as the Compensation Committee may deem appropriate. Upon a Participant’s termination of employment or service or resignation or removal as a director (in either case, as determined under criteria established by the Compensation and Nominating Committee) during the applicable restriction period, all Restricted Shares and all RSUs held by such Participant at such time shall be forfeited and reacquired by the Corporation for cancellation at no cost to the Corporation; provided, however, that the Compensation Committee may waive in whole or in part any or all remaining restrictions with respect to shares of Restricted Share or RSUs. Pursuant to the policies of the NEO, the value ascribed to the Common Shares covered by the Restricted Share or RSU may not be lower than the greater of the closing market price of the Common Shares on (a) the trading day prior to the date of grant of the Restricted Shares or RSUs, and (b) the date of grant of the Restricted Shares or RSUs. Any Restricted Share or RSU granted under the Equity Incentive Plan shall be issued at the time such Awards are granted and may be evidenced in such manner as the Compensation Committee may deem appropriate.
Stock Appreciation Rights
A SAR granted under the Equity Incentive Plan shall confer on the Participant a right to receive upon exercise, the excess of (i) the Fair Market Value of one Common Share on the date of exercise over (ii)

the grant price of the SAR as specified by the Compensation Committee (which price shall not be less than 100% of the Fair Market Value of one Common Share on the date of grant of the SAR); provided, however, that, subject to applicable law and stock exchange rules, the Compensation Committee may designate a grant price below Fair Market Value on the date of grant if the SAR is granted in substitution for a stock appreciation right previously granted by an entity that is acquired by or merged with the Corporation or an Affiliate. Notwithstanding the foregoing, pursuant to the rules of the NEO, Common Shares issued in connection with SARs may not be priced lower than the greater of the closing market prices of the Common Shares on (a) the trading day prior to the date of grant of the SAR, and (b) the date of grant of the SAR. Subject to the terms of the Equity Incentive Plan, the policies of the NEO and any applicable Award Agreement, the grant price, term, methods of exercise, dates of exercise, methods of settlement, equity compensation and any other terms and conditions of any SAR shall be as determined by the Compensation Committee. The Compensation Committee may impose such conditions or restrictions on the exercise of any SAR as it may deem appropriate. No SAR may be exercised more than ten years from the grant date.
Performance Awards
A Performance Award granted under the Equity Incentive Plan (i) may be denominated or payable in cash, Common Shares (including without limitation, Restricted Share and RSUs), other securities, other Awards or other property and (ii) shall confer on the holder thereof the right to receive payments, in whole or in part, upon the achievement of one or more objective performance goals during such performance periods as the Compensation Committee shall establish. Notwithstanding the foregoing, pursuant to the rules of the NEO, Performance Awards may not be priced lower than the greater of the closing market prices of the Common Shares on (a) the trading day prior to the date of grant of the Performance Award, and (b) the date of grant of the Performance Award. Subject to the terms of the Equity Incentive Plan and the policies of the NEO, the performance goals to be achieved during any performance period, the length of any performance period, the amount of any Performance Award granted, the amount of any payment or transfer to be made pursuant to any Performance Award and any other terms and conditions of any Performance Award shall be determined by the Compensation Committee.
Dividend Equivalents
A Dividend Equivalent granted under the Equity Incentive Plan allows Participants to receive payments (in cash, Common Shares, other securities, other Awards or other property as determined in the discretion of the Compensation Committee) equivalent to the amount of cash dividends paid by the Corporation to holders of Common Shares with respect to a number of Common Shares as determined by the Compensation Committee. Subject to the terms of the Equity Incentive Plan, the policies of the NEO and any applicable Award Agreement, such Dividend Equivalents may have such terms and conditions as the Compensation Committee shall determine. Notwithstanding the foregoing, (i) the Compensation Committee may not grant Dividend Equivalents to Eligible Persons in connection with grants of Options, SARs or other Awards the value of which is based solely on an increase in the value of the Common Shares after the date of grant of such Award, and (ii) dividend and Dividend Equivalent amounts may be accrued but shall not be paid unless and until the date on which all conditions or restrictions relating to such Award have been satisfied, waived or lapsed. Subject to the terms of the Equity Incentive Plan, the policies of the NEO and any applicable award agreement, such Dividend Equivalents may have such terms and conditions as the Compensation Committee shall determine, provided that pursuant to the rules of the NEO, Dividend Equivalents may not be priced lower than the greater of the closing market prices of the Common Shares on (a) the trading day prior to the date of grant of the Dividend Equivalent, and (b) the date of grant of the Dividend Equivalent.
Other Share-Based Awards
In addition, Awards may be granted under the Equity Incentive Plan that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Common Shares (including, without limitation, securities convertible into Common Shares), as are deemed by the Compensation Committee to be consistent with the purpose of the Equity Incentive Plan in accordance with applicable regulations, provided that pursuant to the rules of the NEO, such Awards may not be priced lower than the greater of the closing market prices of the Common Shares on (a) the trading day prior to the date of grant of the Award, and (b) the date of grant of the Award.
Term
While the Equity Incentive Plan does not stipulate a specific term for Awards granted thereunder, awards may not expire beyond 10 years from its date of grant, except where Shareholder approval is received or where an expiry date would have fallen within a blackout period of the Corporation. All awards must vest and settle in accordance with the provisions of the Equity Incentive Plan and any applicable award agreement, which award agreement may include an expiry date for a specific award.
In the event an Award expires, at a time when a scheduled blackout is in place or an undisclosed material change or material fact in the affairs of the Corporation exists, the expiry of such award will be the date that is 10 business days after which such scheduled blackout terminates or there is no longer such undisclosed material change or material fact.
Non-Transferability of Awards
No Award and no right under any such Award shall be transferable by a Participant other than by will or by the laws of descent and distribution, and no Award (other than fully vested and unrestricted Shares issued pursuant to any Award) or right under any such Award may be pledged, alienated, attached or otherwise encumbered, and any purported pledge, alienation, attachment or encumbrance thereof shall be void and unenforceable against the Corporation or any Affiliate. The Compensation Committee may also establish procedures as it deems appropriate for a Participant to designate a person or persons, as beneficiary or beneficiaries, to exercise the rights of the Participant and receive any property distributable with respect to any Award in the event of the Participant’s death. In the event of a Participant’s death, any unexercised, options issued to such Participant shall be exercisable within a period of one year next succeeding the year in which the Participant died, unless such exercise period is extended by the Compensation Committee and approval is obtained from the stock exchange on which the Shares then trade, as applicable.
Compensation of Directors
Independent members of the Board are paid $50,000 annually, which amount is paid quarterly. In addition, the independent lead director receives an additional annual cash fee of $15,000. Directors of the Corporation are also compensated for their services through the granting of stock options and other equity incentives, and may also be reimbursed for out-of-pocket expenses incurred in carrying out their duties as directors.
Officers of the Corporation who also act as directors will not receive any additional compensation for services rendered in such capacity, other than as paid by the Corporation in their capacity as officers.
Compensation Risk
The Board and, as applicable, the Compensation Committee, considers and assesses the implications of risks associated with the Corporation’s compensation policies and practices and devotes such time and resources as is believed to be necessary in the circumstances. The Corporation’s practice of compensating its officers primarily through a mix of salary, bonus and stock options is designed to mitigate risk by: (i) ensuring that the Corporation retains such officers; and (ii) aligning the interests of its officers with the short-term and long-term objectives of the Corporation and its shareholders. As at the date of this Circular, the Board had not identified risks arising from the Corporation’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.
Financial Instruments
Pursuant to the terms of the Corporation’s Insider Trading Policy, the Corporation’s officers and directors are prohibited from purchasing financial instruments, such as prepaid variable forward contracts, equity swaps, collars or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by an officer or director.
Compensation Governance
In order to assist the Board in fulfilling its oversight responsibilities with respect to compensation matters, the Board has established the Compensation Committee and has reviewed and approved the Compensation Committee’s Charter. The Compensation Committee is composed of Eric So, Mark Lawson and Grant Froese. Mr. So is not considered “independent”, as such term is defined in National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”).
The Compensation Committee meets on compensation matters as and when required with respect to executive compensation. The primary goal of the Compensation Committee as it relates to compensation matters is to ensure that the compensation provided to the Named Executive Officers and the Corporation’s other executive officers is determined with regard to the Corporation’s business strategies and objectives, such that the financial interest of the executive officers is aligned with the financial interest of shareholders, and to ensure that their compensation is fair and reasonable and sufficient to attract and retain qualified and experienced executives. The Compensation Committee is given the authority to engage and compensate any outside advisor that it determines to be necessary to carry out its duties.
As a whole, the members of the Compensation Committee have direct experience and skills relevant to their responsibilities in executive compensation, including with respect to enabling the Compensation Committee in making informed decisions on the suitability of the Corporation’s compensation policies and practices. All three members have experience on the board of directors and related committees of other public companies, as described under “Particulars of Matters to be Acted Upon - Election of Directors” in this Circular.
PERFORMANCE GRAPH
The following graph compares the percentage change in the cumulative Shareholder return on the Common Shares compared to the cumulative total return of the S&P/TSX Composite Index for the period commencing on December 31, 2018 to March 31, 2022 based on the price of the Common Shares, assuming a CDN$100 investment on December 31, 2018 and reinvestment of dividends. From December 31, 2018 to June 29, 2020 (the date the Common Shares were halted in connection with the announcement of the Transaction), the performance reflected is that of Clarmin, the Corporation’s predecessor business, and is not reflective of the Corporation’s business or performance since the completion of the Transaction on November 5, 2020 and the listing of its Common Shares on the Exchange on November 10, 2020.

The Corporation’s total shareholder return for the period from the completion of the Transaction to March 31, 2022 was 9%; during 2020 and into 2021 the Corporation completed a series of financings that provided it with a net cash position as at March 31, 2022 of $53.6 million. The Board has not, as of the date of the Circular, determined any incentive payments based on the Corporation’s results for 2022, including its total shareholders’ return, but it is anticipated that as part of the compensation and governance review, the Board will consider and approve incentive payments that take into account these factors. As the completion of the Transaction marked the beginning of the commencement of the current business of the Corporation, the Corporation considers its share performance since completion of the Transaction to be pertinent to its Shareholders. Therefore, the next graph compares the percentage change in the cumulative Shareholder return on the Common Shares commencing with the listing of the Common Shares on the Exchange on November 10, 2020 to March 31, 2022, compared to the cumulative total return of the S&P/TSX Composite Index for the same period, assuming a CDN$100 investment on November 10, 2020 and reinvestment of dividends.

Summary Compensation Table – Named Executive Officers
In this Circular, a “Named Executive Officer” means: (a) the Chief Executive Officer of the Corporation at any time during the 2022 fiscal year; (b) the Chief Financial Officer of the Corporation at any time during the 2022 fiscal year; (c) the three other most highly compensated executive officers of the Corporation at the end of the financial year ended March 31, 2022 whose total compensation, individually, was greater than $150,000; and (d) each individual who would be a Named Executive Officer but for the fact that the individual was neither an executive officer of the Corporation or its subsidiaries, nor serving in a similar capacity, at the end of the financial year ended March 31, 2022.
For the financial year ended March 31, 2022, the Corporation had the following Named Executive Officers, namely: (a) Doug Drysdale, Chief Executive Officer; (b) Greg Cavers, Chief Financial Officer; (c) Eric So, President; (e) Paul Glavine, Chief Growth Officer; and (f) John Kanakis, former Chief Business Officer. The following table presents the compensation earned by the Named Executive Officers for the years ended March 31, 2022, 2021 and 2020. All amounts are in Canadian dollars.

Name and principal position	Year(1)	Salary/Fee ($)	Share-based awards ($)	Option-based awards ($)(2)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensa-tion ($)	Total compensa-tion ($)
					Annual incentive plans	Long-term incentive plans
Douglas Drysdale,(3) Chief Executive Officer	2022 2021 2020	549,319 276,648(4) -	- - -	1,805,921 1,607,422 -	150,000 340,832(4) -	- - -	- - -	- - -	2,505,240 2,224,902 -
Greg Cavers,(5) Chief Financial Officer	2022 2021 2020	223,750 158,670 -	- - -	478,212 229,432 -	40,000 50,000 -	- - -	- - -	2,800 - -	744,762 438,102 -
Eric So,(6) President	2022 2021 2020	480,000 290,000 105,000	- - -	534,533 804,435 -	150,000 999,722(9) -	- - -	- - -	- - -	1,164,533 2,094,157 105,000
Paul Glavine,(7) Chief Growth Officer	2022 2021 2020	480,000 290,000 105,000	- - -	534,533 804,435 -	150,000 999,722(9) -	- - -	- - -	- - -	1,164,533 2,094,157 105,000
John Kanakis, (8) Former Chief Business Officer	2022 2021 2020	480,000 290,000 105,000	- - -	534,533 804,435 -	150,000 999,722(9) -	- - -	- - -	- - -	1,164,533 2,094,157 105,000
Notes:
(1)    In connection with closing of the Transaction, the Corporation changed its year-end from July 31 to March 31.
(2)    Calculated based on the Black-Scholes model for option valuation. The fair value of the stock options granted during the 2022 fiscal year have been calculated based on the following weighted average assumptions (the grant date fair value equals the accounting fair value for stock options):

Grant Date:	June 28, 2021[1]	March 4, 2022[1]
Risk free interest rate	0.98%	1.46%
Dividend yield	0%	0%
Volatility factor	95%	95%
Average expected life	5	5
Fair value (rounded)	$2.08	$0.82
    1Relates to options granted to Greg Cavers, Douglas Drysdale, Eric So, Paul Glavine, and John Kanakis

(3)    Mr. Drysdale commenced employment with Cybin Corp. in August 2020 and was appointed as Chief Executive Officer of the Corporation effective November 5, 2020.
(4)    The period of compensation during the 2021 financial year for Mr. Drysdale was less than 12 months; on an annualized basis, his base salary would have been $385,631. Mr. Drysdale’s salary is paid in U.S. dollars and has been converted to Canadian dollars for the purpose of this Circular using an exchange rate of 1.2496, being the Bank of Canada daily exchange rate as of March 31, 2022.

(5)    Prior to November 5, 2020, Mr. Cavers was the Chief Financial Officer of Cybin Corp. In connection with the Transaction, Cybin Corp. became a wholly-owned subsidiary of the Corporation. The salaries above include those paid to Mr. Cavers by both the Corporation and Cybin Corp. Mr. Cavers was appointed as Chief Financial Officer of the Corporation effective November 5, 2020.
(6)    Prior to November 5, 2020, Mr. So was the President of Cybin Corp. In connection with the Transaction, Cybin Corp. became a wholly-owned subsidiary of the Corporation. The salaries above include those paid to Mr. So by both the Corporation and Cybin Corp. Mr. So was appointed as President of the Corporation effective November 5, 2020.
(7)    Prior to November 5, 2020, Mr. Glavine was the Chief Operating Officer of Cybin Corp. In connection with the Transaction, Cybin Corp. became a wholly-owned subsidiary of the Corporation. The salaries above include those paid to Mr. Glavine by both the Corporation and Cybin Corp. Mr. Glavine was appointed as Chief Operating Officer of the Corporation effective November 5, 2020. On March 29, 2021, Mr. Glavine ceased to be the Chief Operating Officer and was appointed as Chief Growth Officer of the Corporation.
(8)    Prior to November 5, 2020, Mr. Kanakis was the SVP, Business Development of Cybin Corp. In connection with the Transaction, Cybin Corp. became a wholly-owned subsidiary of the Corporation. The salaries above include those paid to Mr. Kanakis by both the Corporation and Cybin Corp. Mr. Kanakis was appointed as SVP, Business Development of the Corporation effective November 5, 2020. On March 29, 2021, Mr. Kanakis ceased to be the SVP, Business Development and was appointed as Chief Business Officer of the Corporation. Mr. Kanakis ceased to be the Chief Business Officer of the Corporation November 4, 2021.
(9)    Amount includes $724,722 related to warrants issued on June 15, 2020 with an exercise price of $0.25. The warrants vested on issuance and expire on June 15, 2025. Fair value calculated based on the Black-Scholes model for warrant valuation. The fair value of the warrants has been calculated based on the following weighted average assumptions (the grant date fair value equals the accounting fair value for stock options):

Grant Date:	June 15, 2020
Risk free interest rate	1.82%
Dividend yield	0%
Volatility factor	95%
Average expected life	5
Fair value (rounded)	$0.18

Incentive Plan Awards – Named Executive Officers
Outstanding Share-Based Awards and Option-Based Awards
The following table sets forth all share-based and option-based awards outstanding for the Named Executive Officers as of March 31, 2022:

	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share based awards that have not vested(2) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Douglas Drysdale, Chief Executive Officer	3,000,000 800,000 169,000	$0.75 $2.90 $1.13	October 12, 2025 June 28, 2026 March 2, 2027	810,000 - -	-	-	-
Greg Cavers, Chief Financial Officer	150,000 150,000 200,000 75,000	$0.25 $1.89 $2.90 $1.13	June 15, 2025 December 28, 2025 June 28, 2026 March 2, 2027	115,500 - - -	- -	- -	- -
Eric So, President	1,500,000 200,000 144,000	$0.75 $2.90 $1.13	November 4, 2025 June 28, 2026 March 2, 2027	405,000	-	-	-
Paul Glavine, Chief Growth Officer	1,500,000 200,000 144,000	$0.75 $2.90 $1.13	November 4, 2025 June 28, 2026 March 2, 2027	405,000	-	-	-
John Kanakis, Former Chief Business Officer	1,500,000 200,000 144,000	$0.75 $2.90 $1.13	November 4, 2025 June 28, 2026 March 2, 2027	405,000	-	-	-
Note:
(1)    The “value of unexercised in-the-money options” is calculated based on the difference between the closing price of $1.02 for the Common Shares on the Exchange on the last trading day of the year ended March 31, 2022 and the exercise price of the options, multiplied by the number of unexercised options.

Incentive Plan Awards – Value Vested or Earned During the Year
The following table sets forth the value of all incentive plan awards vested or earned for each Named Executive Officer during the year ended March 31, 2022:

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Douglas Drysdale, Chief Executive Officer	2,546,250	-	150,000
Greg Cavers, Chief Financial Officer	35,438	-	40,000
Eric So, President	1,273,125	-	150,000
Paul Glavine, Chief Growth Officer	1,273,125	-	150,000
John Kanakis, Former Chief Business Officer	1,273,125	-	150,000
Note:
(1)     The “value vested during the year” is calculated as the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date based on the difference between the closing price for the Common Shares on the Exchange, as applicable, as of the date of vesting (or the most recent closing price on the exchange, if applicable) and the exercise price of the options, multiplied by the number of vested options.
Director Compensation
Director Compensation Table
The following table sets forth all amounts of compensation provided to the directors of the Corporation (other than directors who are also Named Executive Officers) during the financial year ended March 31, 2022:

Name	Fees Earned ($)	Share-based awards ($)	Option-based awards(1) ($)	All other compensation(2) ($)	Total ($)
Grant Froese	50,000	-	-	-	50,000
Eric Hoskins	50,000	-	-	-	50,000
Mark Lawson	50,000	-	-	-	50,000
Theresa Firestone(1)	33,200	-	402,680(2)	-	435,880
Notes:
(1)    Theresa Firestone was elected to the Board of Directors on August 16, 2021.
(2)    Calculated based on the Black-Scholes model for option valuation. The fair value of the stock options has been calculated based on the following weighted average assumptions (the grant date fair value equals the accounting fair value for stock options):

Grant Date:	September 27, 2021
Risk free interest rate	1.06%
Dividend yield	0%
Volatility factor	95%
Average expected life	5
Fair value (rounded)	$2.07

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards
The following table sets forth all awards outstanding for each of the directors of the Corporation (other than directors who are also Named Executive Officers) as of March 31, 2022:

	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share based awards that have not vested(2) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Grant Froese	195,000	$1.89	December 28, 2025	-	-	-	-
Eric Hoskins	195,000	$1.89	December 28, 2025	-	-	-	-
Mark Lawson	59,952 220,000	$0.67 $1.89	December 11, 2022 December 28, 2025	20,983 -	- -	- -	- -
Theresa Firestone	195,000	$2.87	September 27, 2026	-	-	-	-

Notes:
(1)    The “value of unexercised in-the-money options” is calculated based on the difference between the closing price of $1.02 for the Common Shares on the Exchange on the last trading day of the year ended March 31, 2022 and the exercise price of the options, multiplied by the number of unexercised options.
(2)    The “market or payout value of share-based awards that have not vested” is calculated based on the closing price of $1.02 for the Common Shares on the Exchange on the last trading day of the year ended March 31, 2022 multiplied by the number of Common Shares that have not vested.

Incentive Plan Awards – Value Vested or Earned During the Year
The following table sets forth the value of all incentive plan awards vested or earned by each director of the Corporation (other than directors who are also named Executive Officers) during the year ended March 31, 2022:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year(1) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Grant Froese	47,288	-	-
Eric Hoskins	47,288	-	-
Mark Lawson	53,350	-	-
Theresa Firestone	-	-	-
Note:
(1)    The “value vested during the year” is calculated based on the difference between the closing price for the Common Shares on the Exchange as of the date of vesting (or the most recent closing price on the Exchange) and the exercise price of the options, multiplied by the number of vested options.
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
The following table provides information regarding the number of Common Shares to be issued upon exercise of outstanding options pursuant to the Equity Incentive Plan as at March 31, 2022:

Plan Category	Number of Common Shares to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of Common Shares remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	28,885,002	$1.29	4,043,058
Equity compensation plans not approved by security holders	-	-	-
Total	28,885,002	$1.29	4,043,058
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
As at the date of this Circular, no individual who is an executive officer, director, employee or former executive officer, director or employee of the Corporation or any of its subsidiaries is indebted to the Corporation or any of its subsidiaries pursuant to the purchase of securities or otherwise.
No individual who is, or at any time during the financial year ended March 31, 2022 was, a director or executive officer of the Corporation, a proposed management nominee for election as a director of the Corporation, or an associate of any such director, executive officer or proposed nominee, was indebted to the Corporation or any of its subsidiaries during the financial year ended March 31, 2022 or as at the date of this Circular in connection with security purchase programs or other programs.

REPORT ON CORPORATE GOVERNANCE
Maintaining a high standard of corporate governance is a priority for the Board and the Corporation’s management as both believe that effective corporate governance will help create and maintain shareholder value in the long term. A description of the Corporation’s corporate governance practices, which addresses the matters set out in NI 58-101, is set out at Schedule “A” to this Circular.
AUDIT COMMITTEE DISCLOSURE
Audit Committee’s Charter
The charter (the “Charter”) of the Corporation’s Audit Committee is reproduced as Schedule “B”.
Composition of Audit Committee
As at the date of this Circular, the Audit Committee is composed of Mark Lawson (Chair), Theresa Firestone, Eric Hoskins, and Grant Froese, each of whom is a director of the Corporation.
All of the members of the Audit Committee are “independent” as such term is defined in National Instrument 52-110 – Audit Committees (“NI 52-110”). The Corporation is of the opinion that all three members of the Audit Committee are “financially literate” as such term is defined in NI 52-110.
Relevant Education and Experience
All the members of the Audit Committee have the education and/or practical experience required to understand and evaluate financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements.
Theresa Firestone – Ms. Firestone is a senior healthcare executive with retail, pharmaceutical, health & wellness, government and global restructuring expertise. She spent 15 years in senior roles at Pfizer Inc., 14 years in government and 7 years in the retail and health and wellness sector. Ms. Firestone has international experience in executive leadership roles in Canada, Europe and Asia and extensive P&L experience. At Pfizer, Ms. Firestone was Regional President of Emerging Markets Asia and had responsibility for a profit and loss account of $1.4 billon and oversaw 9 markets in Asia. Ms. Firestone was most recently Senior Vice President with Shoppers Drug Mart where she led health and wellness initiatives including new growth strategies and the development and launch of health clinics and the PC Health App. Ms. Firestone has a Bachelor of Applied Science from the University of Guelph.
Grant Froese – Mr. Froese had a 38-year career with retail giant Loblaw Companies Limited, including 3 years as Chief Operating Officer responsible for all levels of operations and merchandising, as well as oversight of information technology, supply chain, digital/e-commerce, marketing and industry-leading control brands. In his capacity as Chief Operating Officer, Mr. Froese was responsible for financial budgeting, operational P/L and annual revenues of approximately $30 million. Mr. Froese served as Chief Executive Officer of Harvest One Cannabis Inc., where he was responsible for oversight of all aspects of the company’s production, operations and financial matters including, the review and approval of quarterly and annual financial statements, AIF, MD&A, and related corporate disclosures. Mr. Froese has a Diploma in Business Administration.
Eric Hoskins – Mr. Hoskins served as the Minister of Health for Ontario for 4 years and was responsible for creating, overseeing and administering a $55 billion budget. He was also a member of the Ontario government Cabinet for ten years regularly reviewing and commenting on budgets and financial statements. Mr. Hoskins was the Chief Financial Officer of War Child Canada, a $20 million charity, for 8 years. He also has a degree in Health Economics.
Mark Lawson – Mr. Lawson was previously an investment banker with Morgan Stanley in New York where he was involved in the execution of over $6 billion worth of mergers and acquisitions, $8 billion worth of debt offerings and $500 million of equity financings in the healthcare, energy, technology, and media & telecom sector. He received his Bachelor of Arts in Statistical Sciences from The University of Western Ontario, Canada, and his MBA in Finance from The Richard Ivey School of Business, University of Western Ontario, Canada. Mr. Lawson was previously the Chief Financial Officer of a TSXV listed company.
Audit Committee Oversight
At no time since the commencement of the Corporation’s most recently completed financial year have any recommendations by the Audit Committee respecting the nomination and/or compensation of the Corporation’s external auditors not been adopted by the Board.
Reliance on Certain Exemptions
At no time since the commencement of the Corporation’s most recently completed financial year has the Corporation relied on exemptions in relation to “De Minimis Non-audit Services” or any exemption provided by Part 8 of NI 52-110.
Pre-Approval Policies and Procedures
Pursuant to the terms of the Audit Committee Charter, the Audit Committee shall pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by the Corporation’s external auditor.
External Auditor Service Fees (By Category)
Audit Fees – The Corporation’s external auditors billed $262,500 and $201,630 for the audit of the financial years ended March 31, 2022 and 2021, respectively.
Audit-Related Fees – The Corporation’s external auditors billed $19,000 and $97,529 for the review of financial statements during the financial years ended March 31, 2022 and 2021, respectively.
Tax Fees – The Corporation’s external auditors billed the Corporation $66,600 and nil during the financial years ended March 31, 2022 and 2021, respectively, for services related to tax compliance, tax advice and tax planning.
All Other Fees – The Corporation’s external auditors billed the Corporation $2,500 and $18,836 during the financial years ended March 31, 2022 and 2021 for services including review of certain short form prospectuses.
INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, no “informed person” (as such term is defined in NI 51-102) or proposed nominee for election as a director of the Corporation or any associate or affiliate of the foregoing has any material interest, direct or indirect, in any transaction in which the Corporation has participated since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which has materially affected or will materially affect the Corporation.

PARTICULARS OF MATTERS TO BE ACTED UPON
1.    Appointment of Auditor
Management proposes to nominate Zeifmans LLP, which firm has been auditor of the Corporation since November 2020, as auditor of the Corporation to hold office until the next annual meeting of Shareholders.
COMMON SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE APPOINTMENT OF ZEIFMANS LLP AS AUDITOR OF THE CORPORATION AND THE AUTHORIZING OF THE DIRECTORS TO FIX ITS REMUNERATION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS, HER OR ITS COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF.
2.    Election of Directors
The Board presently consists of six directors. At the Meeting, the Shareholders will be asked to elect the six nominees set forth below, namely, Theresa Firestone, Grant Froese, Paul Glavine, Eric Hoskins, Mark Lawson and Eric So (collectively, the “Board Nominees” and each a “Board Nominee”) as directors of the Corporation. Each Board Nominee elected will hold office until the next annual meeting of shareholders or until his or her successor is duly elected or appointed pursuant to the by-laws of the Corporation. The enclosed form of proxy permits Shareholders to vote for all the Board Nominees together or for each Board Nominee on an individual basis.
COMMON SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF EACH OF THE BOARD NOMINEES UNLESS A SHAREHOLDER HAS SPECIFIED IN HIS, HER OR ITS PROXY THAT HIS, HER OR ITS COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT OF ANY PARTICULAR BOARD NOMINEE OR BOARD NOMINEES. MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE BOARD NOMINEES WILL BE UNABLE TO SERVE AS DIRECTORS. HOWEVER, IF FOR ANY REASON, ANY OF THE BOARD NOMINEES DO NOT STAND FOR ELECTION OR ARE UNABLE TO SERVE AS SUCH, PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN HIS, HER OR ITS PROXY THAT HIS, HER OR ITS COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT OF ANY PARTICULAR NOMINEE OR NOMINEES.
Majority Voting Policy
Shareholders will vote for the election of each individual proposed director nominee separately. The Corporation has adopted a majority voting policy for the election of directors whereby any nominee director (in an uncontested election) who receives more “withheld” votes than “for” votes at any meeting where Shareholders vote on the election, the director will be expected to submit to the Board his or her resignation, to take effect upon acceptance by the Board. The Board will then have 90 days to accept the resignation, during which time an alternate Board member may be appointed. The Board shall be expected to accept the resignation absent exceptional circumstances that would warrant the applicable director to continue to serve on the Board. In determining whether to accept the resignation, the Board will consider various matters including the results of the vote of Shareholders, the contribution of the director to the Board and committee discussions, the expressed reasons (if any) for which the withheld votes have been given, the merits of such reasons, and the ability to address the underlying concerns. The Board will promptly disclose the results of the vote director by director and will promptly issue a news release disclosing the Board’s decision. If the Board determines not to accept a resignation, the news release shall fully state the reasons for that decision.
The director under consideration will not participate in any Board or committee deliberations relating to his or her potential resignation. Subject to any corporate law restrictions, the Board may (i) leave a resultant vacancy unfilled until the next annual meeting of Shareholders; (ii) fill the vacancy through the appointment of a new director whom the Board considers to merit the confidence of Shareholders; or (iii) call a special meeting of Shareholders at which there will be presented individuals to fill the vacant position or positions.
Advance Notice Requirement

The Corporation’s By-Law No. 1, contains a requirement providing for advance notice of nominations of directors (the “Advance Notice Requirement”) in certain circumstances where nominations for election to the Board are made by Shareholders. For an annual meeting of Shareholders, notice to the Corporation must be provided not less than 30 and not more than 65 days prior to the date of the annual meeting; save and except where the annual meeting is to be held on a date less than 50 days after the date on which the first public announcement of the date of such annual meeting was made, in which event notice may be given not later than the close of business on the 10th day following such public announcement. For a special meeting of Shareholders (that is not also an annual meeting), notice to the Corporation must be given not later than the close of business on the 15th day following the day on which the first public announcement of the date of such special meeting was made. The Corporation’s By-Law No. 1 is available under the Corporation’s profile on SEDAR at www.sedar.com.

The following tables set out certain information as of the date of this Circular (unless otherwise indicated) with respect to the persons being nominated at the Meeting for election as directors. Information regarding Common Shares owned by each director of the Corporation is presented to the best knowledge of management of the Corporation and has been furnished to management of the Corporation by such directors.

THERESA FIRESTONE	Principal Occupation and Biographical Information
Ontario, Canada Director Since: August 16, 2021 LEAD INDEPENDENT	Theresa Firestone is a senior healthcare executive with retail, pharmaceutical, health & wellness, government and global restructuring expertise. She spent 15 years in senior roles at Pfizer Inc., 14 years in government and 7 years in the retail and health and wellness sector. Ms. Firestone has international experience in executive leadership roles in Canada, Europe and Asia and extensive P&L experience. At Pfizer, Ms. Firestone was Regional President of Emerging Markets Asia and had responsibility for a P&L of $1.4B and oversaw 9 markets in Asia. Ms. Firestone was most recently Senior Vice President with Shoppers Drug Mart where she led health and wellness initiatives including new growth strategies and the development and launch of health clinics and the PC Health App.
Current Board/Committee Membership	2022 Attendance (Total)(1)		Other Public Board Memberships
Member of the Board Member of the Audit Committee Member of the Corporate Governance and Nominating Committee	4 of 4 2 of 2 1 of 1	100% 100% N/A	Aurora Cannabis Inc. (TSX: ACB)
Number of Common Shares Beneficially Owned, Controlled or Directed			40,250
Note:
(1)    Attendance figures are reflected for the period from Theresa Firestone’s election on August 16, 2021 until March 31, 2022.

GRANT FROESE	Principal Occupation and Biographical Information
Ontario, Canada Director Since: November 5, 2020 INDEPENDENT	Grant Froese is a retail industry veteran with 38 years of experience at Loblaw Companies Limited, Canada’s largest food retailer, with his most recent position being Chief Operating Officer. Mr. Froese also served as the Chief Executive Officer of Marquee Health Group, a late-stage applicant under the Access to Cannabis for Medical Purposes Regulation and as Chief Executive Officer of Harvest One, a global cannabis company that develops and provides innovative lifestyle and wellness products to consumers and patients in regulated markets around the world where he gained valuable industry experience and insight. Mr. Froese has extensive experience in supply chain management, digital/ecommerce businesses, marketing, brand management, and merchandising and operations management.
Current Board/Committee Membership	2022 Attendance (Total)		Other Public Board Memberships
Member of the Board Member of the Audit Committee Member of the Compensation Committee	6 of 6 4 of 4 3 of 3	100% 100% 100%	None.
Number of Common Shares Beneficially Owned, Controlled or Directed			Nil.

PAUL GLAVINE	Principal Occupation and Biographical Information
Ontario, Canada Director Since: November 5, 2020 NOT INDEPENDENT	Paul Glavine is a Co-founder and the Chief Growth Officer of the Corporation. He is a serial entrepreneur and investor with vast experience in the biotech, mining and life science sectors. He was the Co-founder of TruVerra, which was acquired by Supreme Cannabis Company (later acquired by Canopy Growth). He has completed financings and M&A transactions in excess of $180 million in the past 4 years for his businesses.
Current Board/Committee Membership	2022 Attendance (Total)		Other Public Board Memberships
Member of the Board	5 of 6	83%	None.
Number of Common Shares Beneficially Owned, Controlled or Directed			11,242,407(1)
Note:
(1)    Represents 750,000 Common Shares held by Mr. Glavine’s Spouse, 1,716,666 Common Shares held directly by Mr. Glavine and 8,775,741 Common Shares held by the PLG Family Trust, controlled by Mr. Glavine.

ERIC HOSKINS	Principal Occupation and Biographical Information
Ontario, Canada Director Since: November 5, 2020 INDEPENDENT	Dr. Eric Hoskins is a Partner at Maverix Private Equity. He is the former Ontario Health Minister (2014-2018) responsible for one of the largest health care systems in North America. He is a former elected Member of Ontario Provincial Parliament holding Cabinet positions in Health, Economic Development and Trade, Children and Youth Services, and Immigration. Dr. Hoskins is a physician and public health specialist with more than thirty years’ experience in health care and public policy.
Current Board/Committee Membership	2022 Attendance (Total)		Other Public Board Memberships
Member of the Board Member of the Audit Committee Member of the Governance and Nominating Committee	6 of 6 4 of 4 3 of 3	100% 100% 100%	Think Research Corporation (TSXV: THNK)
Number of Common Shares Beneficially Owned, Controlled or Directed			100,000
Note:
(1)    Represents 50,000 Common Shares held by Dr. Hoskin’s spouse, and 50,000 Common Shares held directly by Dr. Hoskin.

MARK LAWSON	Principal Occupation and Biographical Information
Ontario, Canada Director Since: November 5, 2020 INDEPENDENT
Mr. Mark Lawson is a private equity and investment banking executive with over 20 years of experience in Canada, the United States, and in the emerging markets. From 2008 to present Mr. Lawson has been the Managing Partner of Clermont Capital Partners, a Toronto based merchant bank and advisory firm focused on the technology and healthcare sectors. From 2004 to 2008 he was an investment banker with Morgan Stanley in New York, where he was involved in the execution of over $6 billion worth of mergers and acquisitions, $8 billion worth of debt offerings and $500 million of equity financings in the healthcare, technology, and telecom sectors. Mr. Lawson is also currently a director of various publicly traded companies in North America. Mr. Lawson received his Bachelor of Arts in Statistical Sciences from The University of Western Ontario, Canada and his MBA from The Richard Ivey School of Business, University of Western Ontario, Canada. Mr. Lawson is a member of the Economic Club of New York and is a Director of the Hugh and Ilene Lawson Charitable Organization.

Current Board/Committee Membership	2022 Attendance (Total)		Other Public Board Memberships
Member of the Board Member of the Audit Committee Member of the Compensation Committee Member of the Corporate Governance and Nominating Committee	6 of 6 4 of 4 3 of 3 3 of 3	100% 100% 100% 100%	Claren Energy Corp. (CEN-TSXV) Armm Inc. (ARMM – OTCQB)
Number of Common Shares Beneficially Owned, Controlled or Directed			114,996

ERIC SO	Principal Occupation and Biographical Information
Ontario, Canada Director Since: November 5, 2020 NOT INDEPENDENT
Eric So is a Co-founder and President of the Corporation. He is a veteran owner and operator of various public and private companies over the last 15 years and has led C-level corporate strategy, development and finance at all stages of the business life cycle from start-up to high growth and multinational. He began his career practicing in the areas of corporate commercial, securities, finance and mergers and acquisitions at Torys LLP.

Current Board/Committee Membership	2022 Attendance (Total)		Other Public Board Memberships
Member of the Board Member of the Compensation Committee Member of the Corporate Governance and Nominating Committee	6 of 6 3 of 3 3 of 3	100% 100% 100%	None.
Number of Common Shares Beneficially Owned, Controlled or Directed			11,572,411(1)
Note:
(1)    Represents 2,000,000 Common Shares held by Mr. So’s spouse, 1,716,667 Common Shares held directly by Mr. So and 7,855,744 Common Shares held by the So Family Trust – 2017, controlled by Mr. So.

Corporate Cease Trade Orders
Except as disclosed below, no proposed director is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that:
(a) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under applicable securities legislation, and which in all cases was in effect for a period of more than 30 consecutive days (an “Order”), which Order was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer of such company; or
(b) was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer of such company
Greg Cavers was the interim Chief Financial Officer of LottoGopher Holdings Inc. (“LottoGopher”), a CSE-listed company, until January 2020. Preceding his position, LottoGopher has been subject to a cease trade order on December 5, 2018 for failing to file interim financial report, management’s discussion and analysis and certification of the filings pursuant to National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings.
The foregoing information, not being within the knowledge of the Corporation, has been furnished by the proposed directors.
Bankruptcies, or Penalties or Sanctions
To the knowledge of the Corporation, no proposed director:
(a)is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including the Corporation) that,

while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;
(a)has within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets;
(b)has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(c)has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.
The foregoing information, not being within the knowledge of the Corporation, has been furnished by the proposed directors.
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
No person or company who has been a director or executive officer of the Corporation at any time since the beginning of the Corporation’s last completed financial year, no proposed nominee for election as a director of the Corporation and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors.
ADDITIONAL INFORMATION
Additional information relating to the Corporation is available under the Corporation’s profile on SEDAR at www.sedar.com. Financial information is provided in the Corporation’s audited financial statements and Management’s Discussion and Analysis (the “MD&A”) for the year ended March 31, 2022. In addition, copies of the Corporation’s annual financial statements and the MD&A and this Circular may be obtained upon request to the Corporation. The Corporation may require the payment of a reasonable charge if the request is made by a person who is not a shareholder of the Corporation.
APPROVAL OF BOARD OF DIRECTORS
The contents of this Circular and the sending of it to each director of the Corporation, to the auditor of the Corporation, to the Shareholders and to the appropriate governmental agencies, have been approved by the Board.
Dated: July 13, 2022.
“Eric So”

Eric So
Director and President

SCHEDULE "A"
STATEMENT OF GOVERNANCE PRACTICES

Governance Disclosure Requirement Under the Corporate Governance National Instrument 58-101 (“NI 58-101”)	Comments
Board of Directors
1.    Board of Directors—Disclose how the board of directors (the “Board”) of Cybin Inc. (the “Corporation”) facilitates its exercise of independent supervision over management, including (i) the identity of directors that are independent, and (ii) the identity of directors who are not independent, and the basis for that determination.

The Board currently consists of a total of six directors of which Messrs. Eric Hoskins, Grant Froese, Mark Lawson and Ms. Theresa Firestone are considered “independent” as such term is defined in NI 58-101.
Messrs. Eric So and Paul Glavine are not considered independent as they are executive officers of the Corporation.

2.    Directorships—If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.
Please refer to the Circular under the heading “Particulars of Matters to be Acted Upon - Election of Directors”.
3. Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of Corporation’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.
As of 2022 the independent directors have initiated holding regularly scheduled meetings at which non-independent directors and members of management are not in attendance. Prior to 2022, as part of their regularly scheduled meetings, the Board and Audit Committee typically held in-camera sessions without management present in order to facilitate open and candid discussion.
4. Disclose whether or not the Chair of the Board is an independent director. If the Board has a Chair who is an independent director, disclose the identity of the independent Chair, and describe his or her role and responsibilities.
Eric So is the Chair of the Board and is not considered “independent”, as such term is defined in NI 58-101, as he is an executive officer of the Corporation.
5. Disclose the attendance record of each director for all Board meetings held since the beginning of the Corporation’s most recently completed financial year.	Please refer to the Circular under the heading “Particulars of Matters to be Acted Upon - Election of Directors”.
6. Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.	The directors of the Board have adopted a formal written mandate which provides that the directors of the Board are responsible for the overall stewardship of the Corporation, establishing the overall policies and standards of the Corporation and approving its strategic plans. A copy of the Directors’ Mandate can be found as Schedule “C” to the Circular.
Position Descriptions
7. Disclose whether or not the Board has developed written position descriptions for the Chair and the Chair of each Board committee. If the Board has not developed written position descriptions for the Chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.
The directors of the Board have adopted a formal written mandate for the Chair of the Board.

8. Describe whether or not the Board and CEO have developed a written position description for the CEO. If the Board and the CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.
The Board has adopted a formal mandate for the CEO which outlines the roles and responsibilities of the CEO, including management of the strategic and operational agenda of the Corporation and for execution of the directives and policies of the Board.
Orientation and Continuing Education
9. Describe what steps, if any, the Board takes to orient new Board members, and describe any measures the Board takes to provide continuing education for directors.	Each director ultimately assumes responsibility for keeping him/her self informed about the Corporation’s business and relevant developments outside the Corporation that affect its business. Management assists directors by providing them with regular updates on relevant developments and other information that management considers of interest to the Board. Directors may also attend other Board committee meetings if they are not active members, to broaden their knowledge base and receive additional information on the Corporation’s business and developments in areas where they are not commonly exposed.
Ethical Business Conduct
10.    Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code: (i) disclose how a person or company may obtain a copy of the code, (ii) describe how the Board monitors compliance with its code, or if the Board, and (iii) provide a cross-reference to any material change report filed since the beginning of the Corporation’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Board has adopted a formal Code of Business Conduct (the “Code”) which highlights key issues and identifies policies and resources to help employees, officers and directors of the corporation reach appropriate and ethical decisions. The Corporation’s compliance officer is responsible for investigating all reported complaints under the Code. A copy of the Code can be obtained by contacting the Corporation.

11. Describe the steps the Board takes to ensure directors exercise independent judgement in considering transactions and agreement in respect of which a director or executive officer has a material interest, and any other steps the Board takes to encourage and promote a culture of ethical business conduct.
The Board is responsible for promoting an ethical business culture. The Board monitors compliance, including through receipt by the Audit Committee of reports of unethical behaviour. To ensure that an ethical business culture is maintained and promoted, directors are encouraged to exercise their independent judgment. If a director has a material interest in any transaction or agreement that the Corporation proposes to enter into, such director is expected to disclose such interest to the Board in compliance with the applicable laws, rules and policies which govern conflicts of interest in connection with such transaction or agreement. Further, any director who has a material interest in any proposed transaction or agreement will be excluded from the portion of the Board meeting concerning such matters and will be further precluded from voting on such matters.
Nomination of Directors
12. Disclose the process by which the Board identifies new candidates for Board nomination, including: (i) who identifies new candidates, and (ii) the process of identifying new candidates.	The Corporate Governance and Nominating Committee is responsible for the identification and assessment of potential directors. While no formal nomination procedures are in place to identify new candidates, the Corporate Governance and Nominating Committee does review the experience and performance of nominees for election to the Board. Members of the Corporate Governance and Nominating Committee are canvassed with respect to the qualifications of a prospective candidate and each candidate is evaluated with respect to his or her experience and expertise, with particular attention paid to those areas of expertise that could complement and enhance current management. The Corporate Governance and Nominating Committee also assesses any potential conflicts, independence or time commitment concerns that the candidate may present.

Compensation
13. Disclose what steps, if any, are taken to determine compensation for the directors and officers, including: (i) who determines compensation, and (ii) the process of determining compensation.	The process undertaken by the Board and the Compensation Committee in respect of compensation is more fully described in the “Compensation Discussion and Analysis” section of the accompanying Circular.
Other Board Committees
14. If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board does not have any standing committees other than the Corporate Governance and Nominating Committee, the Compensation Committee and the Audit Committee.
Assessments
15.    Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual Trustees are performing effectively.

The entire Board will evaluate the effectiveness of the Board, its committees and individual directors on an annual basis. To facilitate this evaluation, each committee will conduct an annual assessment of its performance, consisting of a review of its charter, the performance of the committee as a whole and the performance of the committee Chair.

Director Term Limits and Other Mechanisms of Board Renewal
16. Disclose whether the Corporation has adopted term limits for the directors on its Board or other mechanisms for Board renewal and, if so, include a description of those director term limits or other mechanisms of Board renewal. If the Corporation has not adopted director term limits or other mechanisms of Board renewal, disclose why it has not done so.
The Board has not adopted a term limit for directors. The Board believes that the imposition of term limits on a director implicitly discounts the value of experience and continuity amongst Board members and runs the risk of excluding experienced and potentially valuable Board members as a result of an arbitrary determination. The notional objective of term limits is to encourage board turnover, introduce new perspectives and retain independence. The Corporation has achieved a satisfactory mix and turnover in directors over its short history, and the Board believes that it can strike the right balance between continuity and fresh perspectives without mandated term limits.
Policies Regarding the Representation of Women on the Board
17.Disclose whether the Corporation has adopted a written policy relating to the identification and nomination of women directors. If the Corporation has not adopted such a policy, disclose why it has not done so. If the Corporation has adopted a policy, disclose a short summary of its objectives and key provisions, the measures taken to ensure that the policy has been effectively implemented, annual and cumulative progress by the issuer in achieving the objectives of the policy, and whether and, if so, how the Board or its nominating committee measures the effectiveness of the policy.

The Corporation adopted a written diversity policy (the “Diversity Policy”) in 2021 to formalize its approach to diversity. The Diversity Policy sets out the many characteristics of diversity, including gender, age, visible minorities, Indigenous peoples, persons with disabilities, sexual orientation and other personal characteristics.

Further, the Corporation amended its written corporate governance and nominating committee charter (the “Corporate Governance and Nominating Committee Charter”) in June 2022 to affirm the Corporation’s commitment to actively consider all aspects of diversity when the Corporate Governance and Nominating Committee makes recommendations to the Board for the appointment or nomination of new directors.

The Corporation has not adopted a specific target regarding the representation of women on the Board or in executive officer positions however, it is an objective of the Diversity Policy and Corporate Governance and Nominating Committee Charter that diversity be considered in determining the optimal composition of the Board. The Diversity Policy and Corporate Governance and Nominating Committee Charter sets out guidelines for the Corporate Governance and Nominating Committee to find the best qualified candidates for Board positions recognizing that the Board’s background should represent a variety of backgrounds, experiences and skills.

Consideration of the Representation of Women in the Director Identification and Selection Process
18.Disclose whether and, if so, how the Board or nominating committee considers the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board. If the Corporation does not consider the representation of women on the Board in identifying and nominating candidates for election or re-election to the Board, disclose the Corporation’s reasons for not doing so.

It is an objective of the Diversity Policy and Corporate Governance and Nominating Committee Charter that diversity be considered in connection with the identification and nomination of female Board members. Gender diversity is an important factor that is taken into account in identifying and selecting Board members. The Board believes that diversity is important to ensure that directors provide a wide range of perspectives, experience and expertise required to achieve effective stewardship of the Corporation.
The Diversity Policy and Corporate Governance and Nominating Committee Charter do not include a target number or percentage of women on the Board. The Corporate Governance and Nominating Committee does not believe that targets are appropriate since gender diversity is only one of several characteristics considered during the selection process for Board nominees. Instead, the Corporate Governance and Nominating Committee believes that a method for reviewing Board nominees on a variety of factors, including diversity, is more appropriate.

Consideration Given to the Representation of Women in Executive Officer Appointments
19. Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the Corporation does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the Corporation’s reasons for not doing so.

It is an objective of the Diversity Policy that diversity be considered in connection with the identification and nomination of female candidates for executive positions. Gender diversity is an important factor that is taken into account in considering the hiring, promotion and appointment of executive officers. The Board believes that diversity is important to ensure that executives provide a wide range of perspectives, experience and expertise required to achieve effective stewardship of the Corporation.
The Diversity Policy does not include a target number or percentage of women in executive management positions. The Corporate Governance and Nominating Committee does not believe that targets are appropriate since gender diversity is only one of several characteristics considered during the selection process for executive officers. Instead, the Corporate Governance and Nominating Committee believes that a method for reviewing executive officers on a variety of factors, including diversity, is more appropriate.

20. Disclose whether the Corporation has adopted a target regarding women on the Board or in executive officer positions. If the Corporation has not adopted a target, disclose why it has not done so. If the Corporation has adopted a target, disclose the target, and the annual and cumulative progress of the Corporation in achieving the target.
The Corporation has not adopted a target regarding women on the Board or in executive officer positions.
Number of Women on the Board and in Executive Officer Positions
21. Disclose the number and proportion (in percentage terms) of (i) directors on the Corporation’s Board, and (ii) executive officers of the Corporation, who are women.	Currently, one (17%) of the six directors of the Board is a woman and one (11%) of nine executive officers of the Corporation is a women.

SCHEDULE "B"
AUDIT COMMITTEE CHARTER

(Implemented pursuant to National Instrument 52-110 – Audit Committees)
National Instrument 52-110 – Audit Committees (the “Instrument”) relating to the composition and function of audit committees was implemented for reporting issuers and, accordingly, applies to every NEO Exchange listed company, including the Corporation. The Instrument requires all affected issuers to have a written audit committee charter which must be disclosed, as stipulated by Form 52-110F2, in the management information circular of the Corporation wherein management solicits proxies from the security holders of the Corporation for the purpose of electing directors to the board of directors.
This Charter has been adopted by the board of directors in order to comply with the Instrument and to more properly define the role of the Committee in the oversight of the financial reporting process of the Corporation. Nothing in this Charter is intended to restrict the ability of the board of directors or Committee to alter or vary procedures in order to comply more fully with the Instrument, as amended from time to time.
PART 1
Purpose:
The purpose of the Committee is to:
(a)improve the quality of the Corporation’s financial reporting;
(b)assist the board of directors to properly and fully discharge its responsibilities;
(c)provide an avenue of enhanced communication between the directors and external auditors;
(d)enhance the external auditor’s independence;
(e)increase the credibility and objectivity of financial reports; and
(f)strengthen the role of the directors by facilitating in depth discussions between directors, management and external auditors.
1.1Definitions
“accounting principles” has the meaning ascribed to it in National Instrument 52-107 Acceptable Accounting Principles and Auditing Standards;
“Affiliate” means a Corporation that is a subsidiary of another Corporation or companies that are controlled by the same entity;
“audit services” means the professional services rendered by the Corporation’s external auditor for the audit and review of the Corporation’s financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements;
“Charter” means this audit committee charter;
“Committee” means the committee established by and among certain members of the board of directors for the purpose of overseeing the accounting and financial reporting processes of the Corporation and audits of the financial statements of the Corporation;
“Control Person” means any individual or company that holds or is one of a combination of individuals or companies that holds a sufficient number of any of the securities of the Corporation so as to affect materially the control of the Corporation, or that holds more than 20% of the outstanding voting shares of the Corporation except where there is evidence showing that the holder of those securities does not materially affect the control of the Corporation;
“financially literate” has the meaning set forth in Section 1.2;
“immediate family member” means an individual’s spouse, parent, child, sibling, mother or father-in-law, son or daughter-in-law, brother or sister-in-law, and anyone (other than an employee of either the individual or the individual’s immediate family member) who shares the individual’s home;
“independent” means independent only as determined by both the Instrument and the NEO Exchange Listing Manual;
“Instrument” means National Instrument 52-110 – Audit Committees;
“MD&A” has the meaning ascribed to it in National Instrument 51-102;
“Member” means a member of the Committee;
“National Instrument 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations; and
“non-audit services” means services other than audit services.

1.2Meaning of Financially Literate
For the purposes of this Charter, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

PART 2
2.1Audit Committee
The board of directors has hereby established the Committee for, among other purposes, compliance with the Instrument.
2.2Relationship with External Auditors
The Corporation will require its external auditor to report directly to the Committee and the Members shall ensure that such is the case.
2.3Committee Responsibilities
1.The Committee shall be responsible for making the following recommendations to the board of directors:
(g)the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation; and
(h)the compensation of the external auditor.
2.The Committee shall be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting. This responsibility shall include:
(a)reviewing the audit plan with management and the external auditor;

(b)reviewing with management and the external auditor any proposed changes in major accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgements of management that may be material to financial reporting;
(c)questioning management and the external auditor regarding significant financial reporting issues discussed during the fiscal period and the method of resolution;
(d)reviewing any problems experienced by the external auditor in performing the audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;
(e)reviewing audited annual financial statements, in conjunction with the report of the external auditor, and obtaining an explanation from management of all significant variances between comparative reporting periods;
(f)reviewing the post-audit or management letter, containing the recommendations of the external auditor, and management's response and subsequent follow up to any identified weakness;
(g)reviewing interim unaudited financial statements before release to the public;
(h)reviewing all public disclosure documents containing audited or unaudited financial information before release, including any prospectus, the annual report and management's discussion and analysis;
(i)reviewing the evaluation of internal controls by the external auditor, together with management's response;
(j)reviewing the terms of reference of the internal auditor, if any;
(k)reviewing the reports issued by the internal auditor, if any, and management's response and subsequent follow up to any identified weaknesses; and
(l)reviewing the appointments of the chief financial officer and any key financial executives involved in the financial reporting process, as applicable.
3.The Committee shall pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by the issuer’s external auditor.
4.The Committee shall review the Corporation’s financial statements, MD&A, and annual and interim earnings press releases before the Corporation publicly discloses this information.
5.The Committee shall ensure that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation's financial statements, and shall periodically assess the adequacy of those procedures.
6.When there is to be a change of auditor, the Committee shall review all issues related to the change, including the information to be included in the notice of change of auditor called for under National Instrument 51-102, and the planned steps for an orderly transition.
7.The Committee shall review all reportable events, including disagreements, unresolved issues and consultations, as defined in National Instrument 51-102, on a routine basis, whether or not there is to be a change of auditor.
8.The Committee shall, as applicable, establish procedures for:

(a)the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and
(b)the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.
9.As applicable, the Committee shall establish, periodically review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer.
10.The responsibilities outlined in this Charter are not intended to be exhaustive. Members should consider any additional areas which may require oversight when discharging their responsibilities.
2.4De Minimis Non-Audit Services
The Committee shall satisfy the pre-approval requirement in subsection 2.3(3) if:
(a)the aggregate amount of all the non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the issuer and its subsidiary entities to the issuer's external auditor during the financial year in which the services are provided;
(b)the Corporation or the subsidiary of the Corporation, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and
(c)the services are promptly brought to the attention of the Committee and approved by the Committee or by one or more of its Members to whom authority to grant such approvals has been delegated by the Committee, prior to the completion of the audit.
2.1Delegation of Pre-Approval Function
1.The Committee may delegate to one or more independent Members the authority to pre-approve non-audit services in satisfaction of the requirement in subsection 2.3(3).
2.The pre-approval of non-audit services by any Member to whom authority has been delegated pursuant to subsection 2.5(1) must be presented to the Committee at its first scheduled meeting following such pre-approval.
PART 3
3.1Composition
1.The Committee shall be composed of a minimum of three Members.
2.Every Member shall be a director of the issuer.
3.Every Member shall be independent.
4.Every Member shall be financially literate.
5.The board of directors of the Corporation shall appoint or re-appoint the Members after each annual meeting of shareholders of the Corporation.

PART 4
4.1Authority
Until the replacement of this Charter, the Committee shall have the authority to:
(a)engage independent counsel and other advisors as it determines necessary to carry out its duties;
(b)set and pay the compensation for any advisors employed by the Committee;
(c)communicate directly with the internal and external auditors; and
(d)recommend the amendment or approval of audited and interim financial statements to the board of directors.
PART 5
5.1Required Disclosure
The Corporation must include in its Annual Information Form the disclosure required by Form 52-110F1.
5.2Disclosure in Information Circular
If management of the Corporation solicits proxies from the security holders of the Corporation for the purpose of electing directors to the board of directors, the Corporation shall include in its management information circular a cross-reference to the sections in the Corporation’s Annual Information Form that contain the information required by section 5.1.

PART 6
6.1Meetings
1.Meetings of the Committee shall be scheduled to take place at regular intervals and, in any event, not less frequently than quarterly.
2.Opportunities shall be afforded periodically to the external auditor, the internal auditor and to members of senior management to meet separately with the Members.
3.Minutes shall be kept of all meetings of the Committee.

SCHEDULE "C"
DIRECTORS’ MANDATE

Cybin Inc.

DIRECTORS’
MANDATE

November 2020

B - 2

CYBIN INC.
(the “Corporation”)

DIRECTORS’ MANDATE

Directors’ Responsibilities

The board of directors of the Corporation (the “Directors”) are responsible for the stewardship of the Corporation. To discharge this obligation, the Directors, directly and through the applicable committees of the Directors, should assume responsibility in the following areas:

Strategic Planning Process

•Provide input to management on emerging trends and issues.
•Adopt, review and approve, if appropriate, management’s strategic plans on an annual basis.
•Review and approve the Corporation’s financial objectives, plans and actions, including significant capital allocations and expenditures.

Monitoring Tactical Progress

•Monitor corporate performance against the strategic and business plans, including assessing operating results to evaluate whether the business is being properly managed.

Risk Assessment

•Identify the principal risks of the Corporation’s businesses and ensure that appropriate systems are in place to manage these risks.

Senior Level Staffing

•Select, monitor and evaluate the Chief Executive Officer and approve the appointment of other senior executives, and ensure the adoption of a management succession plan.
•Approve a position description for the Chief Executive Officer including limits to management’s responsibilities and corporate objectives which the Chief Executive Officer is responsible for meeting, all upon recommendation from the Corporate Governance and Nominating Committee.
•Satisfy itself as to the integrity of the Chief Executive Officer and other executive officers.
•Satisfy itself that the Chief Executive Officer and other executive officers create, maintain and foster a culture of integrity throughout the Corporation.
•Engage in succession planning including, identifying, training and monitoring future senior management.

Integrity

•Ensure the integrity of the Corporation’s internal control and management information systems.
•Ensure ethical behaviour and compliance with laws and regulations, audit and accounting principles, and the Corporation’s own governing documents.
•Satisfy itself as to the integrity of the Chief Executive Officer and other executive officers and that the Chief Executive Offer and other executive officers create a culture of integrity throughout the organization.

Material Transactions

•Review and approve material transactions not in the ordinary course of business, including without limitation, stock issuances, acquisitions, loans and leases.

Monitoring Directors’ Effectiveness

•Assess their own effectiveness in fulfilling the above and Directors’ responsibilities, including monitoring the effectiveness of individual Directors.

B - 3

Disclosure Policy and Code of Business Conduct

•Adopt, monitor and periodically review the effectiveness of a corporate disclosure policy and a code of business conduct.
•Make determinations with respect to waiving compliance with the code of business conduct by Directors and executive officers.
•The Directors may delegate responsibility for making determinations with respect to waiving compliance with the code of business conduct to a committee of the Directors.

Feedback from Shareholders

•Develop measures for the receipt, by the Directors, of feedback from shareholders.

Expectations of Directors

•Directors are expected to attend all meetings.
•The specific dates of Board meetings to approve interim and annual financial results shall be scheduled at the commencement of each fiscal year.
•Additional meetings of the Directors shall be called on an as-required basis.
•Directors are expected to review materials to be presented at the meetings of the Directors prior to such meetings. Such materials are to be circulated with sufficient advanced notice to allow the Directors adequate review time. However, for unscheduled meetings, shorter notice may be necessary.

Corporate Governance

•Develop the Corporation’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Corporation.
•The Directors may delegate this responsibility to a committee of the Directors, which committee shall have a majority of “Independent” directors (as such term is defined in National Policy 58-201 – Corporate Governance Guidelines) and the remaining members of which, if any, shall be “non-management” directors.
Other

Perform such other functions as prescribed by law or assigned to the Directors in the Corporation’s constating documents, policies and guideline.